Via Facsimile and U.S. Mail
Mail Stop 6010


      December 1, 2005



Phillip K. Yachmetz
Senior Vice President - Corporate Strategy
& General Counsel
Savient Pharmaceuticals, Inc
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816


Re:	Savient Pharmaceuticals, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	Form 10-Q for the quarter ended March 31, 2005
	Filed May 10, 2005
	File No. 000-15313


Dear Mr. Yachmetz:

      We have reviewed your November 8, 2005 letter and have the following additional comments. Where indicated, we think you should revise your documents as described below in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion And Analysis Of Financial
Condition
And Results Of Operations, page 36

Critical Accounting Policies and the Use of Estimates, page 37

Revenue Recognition, page 38

1. Refer to your response to comment one. We note that your critical accounting discussion related to sales returns and allowances is based heavily in the literature and descriptions provided in that literature, but it does not appear to include a lot of company specific information.
* Please revise your disclosure to include a discussion that is more similar to what you provided in this response.
* Include the previously requested rollforward for each of the types of reserves, i.e. returns and rebates.
* Revise your inventory allowance discussion to include additional discussion such as what you provided in your response.
* For all policies identified as critical, include some sensitivity analysis that reflects the impact that reasonably likely changes could have on your financial position.

Note 2 - Acquisitions and Investments, page 67

(b) Acquisition of Myelos Corporation, page 69

2. Refer to your response to comment four. Your reference to the previous comment letter related to this issue does not appear to contain sufficient support for the inclusion of this amount as negative goodwill under the then current guidance of paragraph 91 of
APB 16. The amount of the excess of fair value of the acquired net assets over cost (i.e. negative goodwill) should be allocated pro rata to reduce non-current assets including the amount allocated to the charge related to your valuation of in-process research and development. Please revise your financial statements to remove this negative goodwill for all periods presented.

General

3. Please provide a statement with the appropriate three separate
"Tandy" acknowledgements as requested in our initial letter dated
September 20, 2005.


*    *    *    *

      As appropriate, please amend your December 31, 2004 Form 10-K and subsequent Forms 10-Q to respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRSEP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jim Peklenk, Staff Accountant, at (202) 551-3661 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 or me, at (202) 551-3679, regarding any questions.

      Sincerely,



      Jim B. Rosenberg
Senior Assistant Chief Accountant
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Phillip K. Yachmetz
Savient Pharmaceuticals, Inc.
December 1, 2005
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